EXHIBIT 99.1

Foremost Clean Energy Provides Update for Rescheduled December AGSM

Shareholders are Encouraged to Vote in Favour of the Arrangement Resolution to Spin-Out the Winston Group of Gold & Silver Properties at the Shareholder Meeting to be now held on December 20, 2024

VANCOUVER, British Columbia, Nov. 15, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, today announces that it has filed its notice of meeting of shareholders, management information circular dated November 12, 2024 (the “Circular”) and related documents (the “Meeting Materials”) with the applicable Canadian securities regulatory authorities in connection with its rescheduled 2024 Annual General and Special Meeting of Shareholders (the “Meeting”). The Meeting will now take place at 10:00 a.m. (Vancouver time) on Friday, December 20, 2024, at the offices of Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, BC.

Shareholders of record on October 24, 2024, will be asked to consider amongst other things and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), approving a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) to facilitate the Spin-Out (as defined below). The Arrangement Resolution requires approval of at least 66 2/3% of the votes cast by shareholders at the Meeting. At the Meeting, shareholders will also be asked to consider ordinary resolutions relating to the number of directors, the election of directors and appointment of auditors of the Company for the ensuing year, as well as certain amendments to the Company’s current stock incentive plan.

Rio Grande Resources Ltd.

Foremost’s board of directors (the “Board”) has unanimously approved the strategic spin-out of the Winston Group of Gold and Silver Properties (the “Properties”) to Rio Grande Resources Ltd. (“Rio Grande”), a recently incorporated wholly-owned subsidiary of Foremost (the “Spin-Out”). Pursuant to the Arrangement, among other things, the Properties will be transferred to Rio Grande, and Foremost Shareholders will exchange each outstanding common share of Foremost (each a “Foremost Shares”) for one (1) new common share of Foremost and two (2) common shares of Rio Grande (the “Rio Grande Shares”). Foremost is expected to initially retain an approximate 19.95% interest in Rio Grande. Completion of the Arrangement is conditional upon, among other things, the listing of the Rio Grande Shares on the Canadian Securities Exchange (the “CSE”) or other stock exchange.

The Properties

The Properties span over 3,000-acres, with drill-ready targets, northwest of the town of Truth or Consequences covering the Chloride Mining District in Sierra County, New Mexico, United States. The Properties consist of 147 unpatented lode mining claims, including four (4) Little Granite claims and two (2) patented mining claims in both Ivanhoe and Emporia, for a total aggregate of 149 total mining claims. The Ivanhoe, Emporia and Little Granite mines, each produced high-grade gold and silver during their full-time operations over a century ago, with Little Granite producing high value ore from some of its underground shoots.

Rio Grande- Board Appointments

The Board also unanimously approved the proposed directors of Rio Grande, consisting of:

Jason Barnard – Chief Executive Officer & Director

Mr. Barnard has been the CEO, President, and Director of Foremost since 2022. He holds a Bachelor of Arts in Economics from Carleton University and completed the Canadian Securities Course in 1990. Mr. Barnard began his career as a stockbroker at McDermid St. Laurence Securities in 1991, focusing on mining and exploration companies. He later worked at Canaccord Genuity from 1997 to 2004. Transitioning to venture capital, he has raised nearly $500 million in equity for mining and exploration companies.

Raymond Strafehl – President & Director

Mr. Strafehl is the current President of Redline Minerals Inc. He has over two decades of experience in the finance and resource sectors, backed by a solid academic foundation in business, accounting, and economics. He has been a Director of Tearlach Resources Limited since 2019, serving as President and CEO until 2022 as well as a director of various TSX Venture Exchange companies. Mr. Strafehl served as Director and adviser to the $300 million merger of Valley High Ventures Ltd. and Levon Resources Ltd. in 2011., and was stock exchange trader, investment advisor, and registered commodity trading advisor for 22 years.

Richard Silas – Independent Director

Mr. Silas pulls on an extensive background with Canadian public companies, currently serving as Director and VP of Corporate Development at Guanajuato Silver Company Ltd., as well as Director and CFO of Northern Lion Gold Corp. Previously, he served as President and Director at Gold Standard Ventures Corp., Barksdale Resources Corp. and Lithoquest Diamonds Inc. (formerly Consolidated Westview Corp).

Voting Procedures

The Company encourages shareholders to vote in advance of the Meeting using either the form of proxy or the voting instruction form mailed to them or by accessing the Meeting Materials online at www.foremostcleanenergy.com/investors/shareholder-meeting or under the Company’s profile on SEDAR+ (www.sedarplus.ca). Registered shareholders unable to attend the Meeting in person, and who wish to ensure that their Foremost Shares will be voted at the Meeting, are requested to complete, date and sign a form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular no later than December 18, 2024 at 10:00 a.m. The Meeting Materials have also been mailed and are being made available to shareholders in accordance with notice-and-access procedures and the interim order of the Supreme Court of British Columbia obtained by the Company on November 12, 2024 (the “Interim Order”). Copies of the Arrangement Resolution, the text of the plan of arrangement in respect of the Arrangement, the Interim Order and notice of hearing for the final order are attached to the Circular as schedules “B”, “F”, “G” and “H”, respectively’. Shareholders are encouraged to review the Circular before voting.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison Mines Corp. (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the consummation and timing of the Arrangement, the receipt and timing of shareholder approval of the Arrangement, the anticipated benefits of the Arrangement, the receipt of Court, CSE or other consents and approvals relating to the Arrangement and the value of the Properties. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.